

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Marvin Tien
Chief Executive Officer
Corner Growth Acquisition Corp.
251 Lytton Avenue
Suite 200
Palo Alto, CA 94301

      Re: Corner Growth Acquisition Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed November 7, 2022
            File No. 001-39814

Dear Marvin Tien:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction

cc: Carl P. Marcellino, Esq.